Home Loan Servicing Solutions, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands

January 16, 2015

VIA EDGAR
Ms. Kathryn McHale
Senior Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd. Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013 Filed August 18, 2014 File No. 001-35431

Dear Ms. McHale:

Reference is made to the letter dated December 18, 2014 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Form 10-K filed by Home Loan Servicing Solutions, Ltd. (“HLSS” or the “Company”) with the Commission.

This letter sets forth the Company’s responses to the Staff’s comments. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each staff comment.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Results of Operations Summary, page 25

1.
We note your net interest income disclosures which refer to changes in the fair value of Notes Receivable. Please tell us and revise future filings to also discuss changes in the types and amount of servicing expenses paid to Ocwen and the amortization of Notes Receivable in your net interest income discussion.

Subservicing fees that are payable to Ocwen comprise the entirety of our servicing expenses. Amortization of Notes Receivable – Rights to MSRs relates to run-off in the unpaid principal balance (“UPB”) of the underlying mortgage loans. Increases in both subservicing fees due to Ocwen and

U.S. Securities and Exchange Commission
January 16, 2015

amortization of MSRs from 2012 to 2013 were due primarily to increases in the scale of our business resulting from acquisitions of Notes receivable – Rights to MSRs during 2013.

The Company will include additional disclosure in future filings describing the significant factors that cause fluctuations in the amounts of subservicing fees and amortization of the Notes receivable – Rights to MSRs.

While the Company does not expect any significant changes to the types of servicing expenses (i.e., the subservicing fees payable to Ocwen) or the factors influencing the amortization of the Notes receivable – Rights to MSRs for the foreseeable future, the Company will include disclosure in future filings relating to any such changes. This disclosure is expected to be similar to the illustrative information attached in Exhibit A, which will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Changes in Results of Operations Summary.

2.
Please provide the gross and net revenue basis points received on the unpaid principal balance of the related mortgage loans during each of the periods presented in your next response and in future filings and discuss the reasons for the changes.

We have identified the gross and net revenue basis points received on the UPB of the related mortgage loans, including discussion of the year over year changes, for each of the applicable periods in Exhibit A attached hereto. The Company will include similar disclosure in future filings in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Changes in Results of Operations Summary.

3.
We note you currently net servicing expenses paid to Ocwen, the amortization of Notes Receivable-Rights to MSR’s and their related fair value changes against interest income. Please tell us what consideration was given to presenting these items as operating expenses.

During the process of preparing its registration statement on Form S-1, the Company engaged in a series of discussions with the Staff regarding the appropriate method of accounting for its mortgage servicing assets. Based on these discussions, the Staff and the Company determined that, because the Company is not the legal owner and does not hold title to the MSRs underlying the Notes Receivable – Rights to MSRs, Accounting Standards Codification (“ASC”) 860, Transfers and Servicing, specifically prohibits recording the MSR intangible asset. Therefore, the Company is required to account for our investment in the MSRs as a financing, which results in the Notes Receivable – Rights to MSRs asset. The income derived from the Notes Receivable – Rights to MSRs is therefore accounted for as interest income. We have made an accounting policy election to also present changes in fair value in the Notes Receivable – Rights to MSRs as a component of interest income, pursuant to ASC 825, Financial Instruments. We continue to present the components of interest income in a manner consistent with the presentation outlined in Amendment No, 8 to Form S-1, filed with the SEC on February 28, 2012.

Executive Compensation, page 43

4.
We note the restatements made to your financial statements, as reported in your Form 8-K filed August 14, 2014. With a view towards revised disclosure, please advise us of any adjustments, that have or will be made, to any annual incentive compensation amounts previously paid to your executive officers as a result of such restatements.

U.S. Securities and Exchange Commission
January 16, 2015

Given that the restatement resulted from a good faith error with no misconduct, the Company’ Board of Directors has determined that no adjustment to annual incentive compensation amounts previously paid to the Company’s executive officers will be made as a result of the restatement of the Company’s financial statements for the fiscal years ended December 31, 2012 and 2013.

Note 1. Summary of Significant Accounting Policies

Servicing Fees, Base Fees, Ancillary Income and Performance Based Incentive Fees, page F-10

5.	Please tell us how you account for deferred servicing fees on delinquent borrowers.

Deferred servicing fees are considered in the determination of the fair value of our Notes receivable – Rights to MSRs as a component of future estimated cash flows. We do not separately record deferred servicing fees as a discrete asset in our Consolidated Balance Sheet or as a discrete component of Interest income – notes receivable – Rights to MSRs in our Consolidated Statement of Operations. Changes in deferred servicing fees are captured in Interest income – notes receivable – Rights to MSRs through the change in fair value of Notes receivable – Rights to MSRs. Deferred servicing fees are recognized in Interest income – notes receivable – Rights to MSRs when earned, which is generally upon collection.

Note 1A – Restatement, page F-31

6.
Please explain the nature of the error in the application of the interest method in accounting for a financing liability, which resulted in the restatement of the financial statements for the fiscal years ended December 31, 2012 and 2013 and the interim period ending March 31, 2014. Please address the previous accounting, why you revised your accounting and why you consider the accounting revision the correction of an error in accordance with GAAP.

The Company elected the fair value option in accounting for its Notes receivable – Rights to MSRs. The Company estimated the fair value of the Notes receivable – Rights to MSRs by obtaining a valuation from independent third party experts. Under its previous accounting policy, at each reporting date, the Company compared the fair value of the asset obtained from the third party valuation experts to its carrying value. If the difference between fair value and carrying value was in excess of 5%, the Company would have adjusted the Notes receivable- Rights to MSRs to fair value. However, to the extent the carrying value was within 5% of the fair value, the Company did not adjust its carrying value as management believed that carrying value approximated fair value. This previous accounting convention was designed to account for the asset at fair value, or an amount that approximated fair value (when the difference between carrying amount and fair value was less than 5%).

We have now determined that we are required under US GAAP to adjust the fair value of the Notes receivable – Rights to MSRs to the best available point estimate of fair value. After evaluation of the materiality of this change, we determined that a restatement of prior periods was required.

7.	Please explain the data input error which related to the valuation of the Notes Receivable for the impacted periods.

For a small subset of loans, loan level information provided to a third party valuation firm contained incorrect data regarding the servicing fee earned on the loans. The affected loans were

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January 16, 2015

originally acquired by Ocwen from ResCap and comprise approximately 0.5% of the HLSS’ total Notes Receivable – Rights to MSRs portfolio.

One of the servicing systems used by Ocwen was not capable of tracking servicing fee arrangements at the individual loan level. The applicable mortgage loans had unusual servicing fee arrangements that were defined at the individual loan level. Due to Ocwen’s system limitations, the relevant loans were inadvertently input into the valuation model with an incorrect servicing fee. The use of this incorrect data by the third party valuation firm caused an incorrect valuation of the Notes Receivable – Rights to MSRs associated with these loans. The impact of this data error was $5.9 million, which is included in the $17.3 million correction made as of December 31, 2013.

8.	Please tell us the specific controls implemented to properly allocate cash payments between principal and interest in connection with the financing liability.

As disclosed in Item 9A, Management’s Report on Internal Control Over Financial Reporting (As Restated), of the Company’s Form 10K-A, filed on August 18, 2014, management reported a material weakness described as follows:

The Company’s controls related to determining the fair value of its Notes receivable – Rights to MSRs were not properly designed to allow for adjustment of the asset to the best estimate of fair value and to include the effect of such fair value adjustments in the application of the interest method in accounting for the Notes receivable – Rights to MSRs.

Since changing our accounting convention to require that the Notes Receivable – Rights to MSRs be recorded at the best available point estimate of fair value, our management has implemented a control to review the journal entry and supporting documentation to adjust the Notes receivable – Rights to MSRs to the point estimate of fair value. Controls are also in place to review and approve the assumptions and valuations provided by our third party experts and to review controls in place at our third party servicer related to the completeness and accuracy of underlying loan data used in the valuations.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James E. Lauter
James E. Lauter
Senior Vice President &
Chief Financial Officer

Attachments:    Exhibit A

EXHIBIT A
Response to SEC Comment Letter dated December 18, 2014
Comments #1 and #2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Results of Operations Summary

The following table presents the components of our Interest income – notes receivable – Rights to MSRs in both dollars (in thousands) and as a percentage of average UPB:

	2013		2012		2011
	Dollars	Basis Points of Average UPB	Dollars	Basis Points of Average UPB	Dollars	Basis Points of Average UPB
Servicing fees collected	$633,377	0.47	$117,789	0.42	$—	—
Subservicing fees payable to Ocwen	(317,702)	(0.24)	(50,173)	(0.18)	—	—
Net servicing fees retained by HLSS	315,675	0.23	67,616	0.24	—	—
Reduction in Notes receivable – Rights to MSRs	(79,849)	(0.06)	(20,171)	(0.07)	—	—
	$235,826	0.17	$47,445	0.17	$—	—

Year Ended December 2013 versus December 2012. Our Servicing fees collected and Subservicing fees payable to Ocwen income increased year over year primarily because our average UPB for the years ended December 31, 2013 and 2012, was $134.4 billion and $27.7 billion, respectively. An additional $119.7 billion of UPB in Rights to MSRs purchased from Ocwen during 2013 contributed to the increased 2013 average UPB balances. The increases of Servicing fees collected and Subservicing fees payable to Ocwen also increased in basis points of average UPB due to changes in the total mix of the underlying servicing fee arrangements.

The total amount of Reductions in Notes Receivable – Rights to MSRs increased due to growth in the average UPB serviced during 2013. These reductions as a percent of average UPB declined primarily due to average prepayment speeds for the UPB tied to our Notes receivable – Rights to MSRs declining from 14.2% during 2012 to 12.9% during 2013, resulting in lower amortization rates during 2013. Lastly, the Reduction in Notes receivable – Rights to MSRs also includes a decrease of $10,037 and $7,254 for the years ended December 31, 2013 and 2012, respectively, as a result of a corresponding decrease in the fair value of our Notes receivable – Rights to MSRs.

Year Ended December 2012 versus December 2011. We did not acquire any Notes receivable – Rights to MSRs prior to December 31, 2011, and therefore we did not recognize any Interest income – notes receivable – Rights to MSRs during 2011.